UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.      )*

MAKO SURGICAL CORP.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

560879108

(CUSIP Number)

October 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Skyline Venture Partners V, L.P. EIN No.: 26-1094967
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —
6. SHARED VOTING POWER 2,437,249 shares of Common Stock (See Item 4)
7. SOLE DISPOSITIVE POWER —
8. SHARED DISPOSITIVE POWER 2,437,249 shares of Common Stock (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,249 shares of Common Stock (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.78% (See Item 4)
12.	TYPE OF REPORTING PERSON PN

Page 2 of 7 Pages

CUSIP No. 560879108	13G	Page 3 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Skyline Venture Management V, LLC EIN No.: 26-0903997
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —
6. SHARED VOTING POWER 2,437,249 shares of Common Stock (See Item 4)
7. SOLE DISPOSITIVE POWER —
8. SHARED DISPOSITIVE POWER 2,437,249 shares of Common Stock (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,249 shares of Common Stock (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.78% (See Item 4)
12.	TYPE OF REPORTING PERSON CO

Page 3 of 7 Pages

CUSIP No. 560879108	13G	Page 4 of 7 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John Freund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER —
6. SHARED VOTING POWER 2,437,249 shares of Common Stock (See Item 4)
7. SOLE DISPOSITIVE POWER —
8. SHARED DISPOSITIVE POWER 2,437,249 shares of Common Stock (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,249 shares of Common Stock (See Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.78% (See Item 4)
12.	TYPE OF REPORTING PERSON IN

Page 4 of 7 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

Mako Surgical Corp.

1(b)	Address of Issuer’s Principal Executive Offices:

32555 Davie Road

Fort Lauderdale, FL 33317

Item 2(a)	Names of Person Filing:

Skyline Venture Partners V, L.P. (“Skyline”) is a Delaware limited partnership whose principal business is making investments in the securities of other entities. Skyline Venture Management V, LLC (the “General Partner”) is a California limited liability company and the sole general partner of Skyline. John Freund (“Mr. Freund”) is the sole managing member of the General Partner.

2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Skyline, the General Partner and Mr. Freund is 525 University Ave, Suite 520, Palo Alto, CA 94301.

2(c)	Citizenship:

Skyline:	Delaware
General Partner:	California
Mr. Freund:	United States of America

2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

2(e)	CUSIP Number:

560879108

Item 3	This Schedule is filed pursuant to Rule 13d-1(c) by Skyline, the General Partner and Mr. Freund.

Item 4	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Skyline	2,437,249 shares of Common Stock
General Partner	2,437,249 shares of Common Stock (1)
Mr. Freund	2,437,249 shares of Common Stock (2)

(1)	The General Partner serves as investment manager to and general partner of Skyline. By reason of such relationships, the General Partner may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Skyline. The General Partner disclaims beneficial ownership of such shares.

Page 5 of 7 Pages

(2)	Mr. Freund is the executive managing director of the General Partner, which serves as investment manager to and investment manager of Skyline. By reason of such relationships, Mr. Freund may be deemed to share voting and dispositive power over the Common Stock listed as beneficially owned by Skyline and the General Partner. Mr. Freund disclaims beneficial ownership of such shares.

(b) Percent of Class

Skyline	9.78%
General Partner	9.78%
Mr. Freund	9.78%

The foregoing percentage calculations for Skyline, the General Partner and Mr. Freund are based on an aggregate of 24,930,943 shares of Common Stock outstanding.

(c) Number of shares as to which the person has:

Skyline:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 2,437,249

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 2,437,249

General Partner:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 2,437,249

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of 2,437,249

Mr. Freund:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote 2,437,249

(iii) Sole power to dispose or to direct the disposition of 0

Page 6 of 7 Pages

(iv) Shared power to dispose or to direct the disposition of 2,437,249

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2008

SKYLINE VENTURE PARTNERS V, L.P.

By SKYLINE VENTURE MANAGEMENT V, LLC, its general partner

By:	/s/ John G. Freund
Name: John G. Freund Title: Executive Managing Director

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2008

SKYLINE VENTURE MANAGEMENT V, LLC

By:	/s/ John G. Freund
Name: John G. Freund Title: Executive Managing Director

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 7, 2008

JOHN FREUND

/s/ John G. Freund

EXHIBIT INDEX

Exhibit I	Joint Filing Agreement, dated November 7, 2008, by and among Skyline Venture Partners V, L.P., Skyline Venture Management V, LLC and John Freund.